UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as exhibits to this report on Form 6-K are (i) Polestar’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Six months ended June 30, 2024 and 2023 which is attached as Exhibit 99.1; and (ii) Polestar’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six months ended June 30, 2024 and 2023, which are attached as Exhibit 99.2.

The information contained in Exhibit 99.1 and Exhibit 99.2 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Six months ended June 30, 2024, and 2023.
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six months ended June 30, 2024, and 2023.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: September 30, 2024     By:     /s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title:     Chief Executive Officer

By:     /s/ Per Ansgar
Name: Per Ansgar
Title:     Chief Financial Officer

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